August 15, 2006


By facsimile to (501) 634-2648 and U.S. Mail


Mr. Louis L. Knickerbocker
Chief Executive Officer and President
RG Global Lifestyles, Inc.
30021 Tomas, Suite 200
Rancho Santa Margarita, CA 92688

Re:	RG Global Lifestyles, Inc.
	Registration Statement on Form SB-2
	Filed July 21, 2006
File No. 333-135966

Dear Mr. Knickerbocker:

	We limited our review of the filings to the issues addressed in our comments below. Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation.
To
understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. Given the size and nature of the transaction being registered, advise us of RG Global`s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C under the Securities Act.


Registration Statement`s Facing Page

2. Footnote (3) to the registration fee table states that 640,000 shares of common stock underlying warrants were issued to Ascendiant
Securities, Inc. under a financial advisory agreement and that Ascendiant Securities, Inc. is a registered broker-dealer. We assume that the reference to Ascendiant Securities, Inc. rather than Ascendiant Securities, LLC is inadvertent. Please revise or advise.

Legal Proceedings

3. For the August 30, 2005 and July 7, 2006 lawsuits, state the dollar amount of damages sought by the plaintiffs. See Item 103 of
Regulation S-B.

Selling Stockholders

4. Disclosure in the first paragraph states that the selling stockholders are not affiliated with broker-dealers. Disclosure in the fourth paragraph states that no selling stockholder, with the exception of Ascendiant Securities, LLC, is a registered broker-dealer or an affiliate of a broker-dealer. Please reconcile the disclosures. Further, clarify whether Ascendiant Securities, LLC is a broker-dealer or a broker-dealer`s affiliate.

5. Expand the disclosure to include all compensation fees paid or payable under financing agreements with selling stockholders.

6. Describe briefly any continuing relationships of RG Global with selling stockholders.

Plan of Distribution

7. Disclosure in the penultimate paragraph states that if RG Global is notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, RG Global will file a supplement to this prospectus. Revise to state that RG Global will file a supplement to this prospectus if a selling stockholder enters into a material arrangement with a broker-dealer for sale of the common stock being registered.

Additional Information

8. Disclosure states that RG Global will become subject to the information and periodic reporting requirements of the Exchange
Act
upon completion of the offering. Since RG Global is a reporting company, delete this language.

Item 27.  Exhibits

9. It appears that RG Global is incorporating by reference some exhibits. If RG Global is incorporating by reference an exhibit, RG
Global must identify clearly the information incorporated by reference. See Rule 411(d) of Regulation C under the Securities Act, and revise.

Exhibit Index

10. Include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T.
This exhibit index and Item 27 of Form SB-2 are not synonymous.

Exhibits

11. We note that RG Global intends to file by amendment some exhibits, including the legality opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement`s effectiveness.

Signatures

12. RG Global`s controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the registration statement. See instructions 1 and 2 for signatures on Form SB-2, and revise.

Closing

	File amendments to the SB-2 in response to the comments. To expedite our review, RG Global may wish to provide us three marked courtesy copies of the amendment. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If RG Global thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since RG Global and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If RG Global requests acceleration of the registration statement`s effectiveness, RG Global should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve RG Global from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* RG Global may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that RG Global provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.


	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Christopher
B.
Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,




Pamela A. Long
					     Assistant Director

cc:	Mr. William C. Hitchcock
	Agent for Service, RG Global Lifestyles, Inc.
	4029 Westerly Place, Suite 200
	Newport Beach, CA 92660

	Scott Olson, Esq.
	251 High Drive
	Laguna Beach, CA 92651



Mr. Louis L. Knickerbocker
August 15, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE